Exhibit 4.41

English Translation

Contract registration No.:

Technology Service Agreement

Project name: Commercial exploration for the whole chain of advertising business and its technical application solutions

Client (Party A): Beijing Sohu Donglin Advertising Co., Ltd.

Service Provider (Party B): Beijing Sohu New Media Information Technology Co., Ltd.

Signing date: January 1, 2025

Signing place: Haidian District, Beijing

Term: January 1, 2025 to December 31, 2027

Prepared by the Ministry of Science and Technology of the People’s Republic of China

Technology Service Agreement

Client (Party A): Beijing Sohu Donglin Advertising Co., Ltd.

Domicile: Room 1301, 13/F, Block 3, No.2 Kexueyuan South Road, Haidian District, Beijing

Legal representative: Li Wei

Project contact person: Wang Meng

Contact information: 15210518074

Correspondence address: SOHU.com Media Plaza, No.2 Kexueyuan South Road, Haidian District, Beijing

Tel: 010-62728577  Fax:

Email: amywang@sohu-inc.com

Service Provider (Party B): Beijing Sohu New Media Information Technology Co., Ltd.

Domicile: Room 1201, 12/F, Block 3, No.2 Kexueyuan South Road, Haidian District, Beijing

Legal representative: Charles Zhang

Project contact person: Pang Li

Contact information: 18911208175

Correspondence address: SOHU.com Media Plaza, No.2 Kexueyuan South Road, Haidian District, Beijing

Tel: 010-56603776  Fax:

Email: lipang@sohu-inc.com

In this contract, Party A commissions Party B to provide special technical services on the design of technical application solutions for the project of commercial exploration for the whole chain of advertising business, and shall pay the corresponding remuneration for the technical services. The parties hereto, after equal consultation and based on true and full expression of their respective intentions, reach the following agreement in accordance with the provisions of the Civil Code of the People’s Republic of China.

1.	Contents of the technical services

1.1	Objectives of the technical services

China’s online advertising market reached RMB 1006.54 billion in 2022, breaking the trillion yuan barrier, but the year-on-year growth rate was only 6.8% compared with 2021, the first time in recent years that the year-on-year growth rate fell below 10.0%. In 2023, with the gradual recovery of the macro-economy, the return to normalization of production and life, and the rapid development of emerging technologies such as artificial intelligence, brand marketing has gained fresh ground for development. China’s online advertising market is expected to rebound, reaching RMB 1136.86 billion in 2023, with a year-on-year growth rate of 12.9%. In the next three years, China’s online advertising market will gradually stabilize its growth after the advantageous period brought by the Internet.

Traffic space has peaked, the past advantage of relying on incremental user-driven conversion no longer exists, the future power of brand growth comes more from the enhancement of user value and consumption frequency, and the brand’s operation strategy will gradually turn to refinement and full-cycle. The new generation of consumers has grown up with social media, and they gather in the digital world because of interest and trust. In this context, consumers are increasingly demanding emotional value, and brand marketing can’t just stop at reaching, but should focus more importantly on interacting and dialoguing with consumers. In the future, brand marketing will become more content-based and socialized, with brands using quality content as an anchor to resonate with consumers and explore new room for growth.

At the same time, advertisers are generally aware of the importance of marketing digitalization and have increased their digital investment to improve their digital marketing capabilities in various fields such as advertising, user operation, data asset management, content generation and channel operation. Digital marketing relies on data to drive it, and the importance of data asset management in the process of building marketing digitally cannot be overstated, and is an area where most advertisers continue to make an effort. Meanwhile, as brand building moves from barbaric growth to meticulous cultivation, the importance of content is highlighted, and the focus of advertisers’ digital investment has begun to shift to content and creative generation. In the future, driven by technology, there will be a stronger innovative impetus for content-related marketing products.

Given the importance of technology to online marketing, and the fact that the creation of new technologies often directly or indirectly drives change in the marketing area, the implementation target of this Technology service agreement is as follows: against the background of the gradual fading of the Internet traffic advantage and the stabilization of the growth rate of the Internet advertising market, and in line with the trend of brand marketing gradually shifting to content, scenario and socialization, the Group has given full play to the role of the Group’s intelligent information marketing technology in driving the development of its business, so as to provide technical support for expanding the scale of the Group’s revenue from its online advertising business and the share of the market, and to safeguard the realization of the Group’s commercialization objective of improving its overall profitability.

1.2	Contents of the technical services

By the end of 2022, China’s Internet penetration rate had risen to 75.6%, and social life was Internetized in all aspects. According to CNNIC statistics, as of June 2023, the top five types of Internet applications in terms of user size were instant messaging, online video, short video, online payment and online shopping, and the utilization rates of the above types of Internet applications were all above 80%. In addition, the Internet has gradually penetrated into the fields of traveling, office and medical care. Thus, as the Internet gradually becomes a basic facility of social life, consumers’ attention is shifted to online world and keeps flowing in a huge number of applications, and online business has become a place where brand marketing must compete.

In the above context, it is clear by analyzing the current digital marketing applications that:

(1)	90% of advertisers plan to increase their digital marketing spend next year

In 2023, the top three areas where marketing digitalization is more maturely applied are data asset management, advertisement placement, user operation and process management, with 68.3%, 66.7% and 60.0% of advertisers choosing to have basically realized marketing digitalization in these areas, respectively. In 2024, 90.0% of advertisers expect to increase their investment in marketing digitization, with data asset management and content and creative generation being chosen by 61.1% of advertisers as the top two areas in which they plan to increase investment next year.

(2)	AIGC applications show industry differences, mainly assisting creative content production at this stage

In 2023, 48.3% of advertisers have already applied AIGC to online marketing, of which 93.1% have applied AIGC to assist creative content production. Among the advertisers who have not yet applied AIGC, 25.8% intend to do so in the coming year. At this stage, the important role of AIGC in marketing is recognized by most advertisers, and there are industry differences in application, with the gaming industry showing stronger action.

(3)	The growth rate of online advertising market is stabilizing, with e-commerce and short videos as the two pillars

China’s online advertising market is entering a stage of steady growth, and the penetration rate of mobile advertising, which is the mainstay of the market, is also stabilizing, with the existing market placing more emphasis on user stickiness and user value. In the next few years, e-commerce ads and short video ads will remain the two pillars of the online advertising market, and their continuous growth has built up confidence in the market. E-commerce advertising will remain the preferred choice of most brands in the future as it emphasizes the certainty of growth brought by the channels. Short videos occupy the attention of most users and are an important touchpoint for brands.

(4)	Effect advertising has increased in importance, and the value of brand advertising has not been overlooked.

In the current market environment, more brand owners have started to turn their attention to effect advertising, which can help brand owners quickly reach the conversion target and is an efficient means to pursue growth. At the same time, most brand owners still recognize the value of brand advertising, and the accumulation of long-term assets through brand advertising is the strength of the brand to go through the cycle and compete for the existing market. In the future, the balance of effect advertising will return to a more reasonable range, and the value of brand advertising will be more prominently reflected.

(5)	Omni-media placement and increased competition from short video/live streaming platforms

As digital life becomes richer and richer, the use of media is deeply integrated with life scenarios, and single-channel investment is a thing of the past. Brands need to create a refined media layout strategy based on the crowd characteristics and usage scenarios of different media platforms. In terms of media types, most brand owners will continue to invest more budget in short video/live streaming platforms in the future.

In conjunction with the above future trends in the online advertising market, the technical services under this contract are as follows: On the basis of the client’s (Party A’s) full understanding of the technical background of the service provider (Party B), Party A commissions Party B (the technical service provider) to utilize the quality and efficiency enhancement technology for the whole chain of the advertising business with independent intellectual property rights in its possession, and to integrate its experience in the application of the intelligent information marketing technology in the operation and maintenance of online advertisements that has been accumulated by it in enhancing the commercial value of the Group to provide a technical solution of “commercial exploration for the whole chain of the advertising business and its technical application” to Party A in response to Party A’s demand for improving the capacity and quality of the whole chain of advertising business, and to ultimately realize the intended purpose of this Technology service agreement, which is, through the implementation and application of the technical service solutions under this contract, and driven by technology, the Group will provide technical support for the innovation of the operation management and business model of the Group’s online advertising business while expanding the scale of revenue and market share of the Group’s online advertising business, thereby enhancing the overall profitability of the Group.

1.3	Method of technical services

Party A and Party B agree that in the process of providing Party A with the technical services under this contract, Party B’s own technologies applied mainly include:

(1)	Quality and efficiency improvement technology for the whole chain of advertising business

(1)	Advertising data processing method and apparatus, storage medium and electronic device

This technology relates to the field of data processing technology, which provides a method of advertisement data processing, capable of realizing the linked display of advertisements of multiple advertisement positions, and increasing the interest of users in advertisements. The technology also provides an advertisement data processing device to ensure the realization and application of the above method in practice.

(2)	A multimedia recommendation method, apparatus, device, and storage medium

This technology belongs to the field of computer technology, and is a multimedia recommendation method, device, apparatus and storage medium, which is used to solve the problem of the lack of universality of multimedia recommendation models in existing recommendation systems.

(3)	A method and device for determining news timeliness

This technology relates to the field of big data technology, and the purpose of the technical application is to improve the efficiency of determining the timeliness of news.

(2)	Intelligent information marketing technology to enhance group commercialization value

(1)	An advertisement delivery rate control method and device

This technology relates to the field of Internet advertising technology, and the purpose of the application of technology is to reduce the deviation of the advertisement delivery rate from the advertisement delivery plan and improve the accuracy of the advertisement delivery rate.

(2)	A text processing method and device, electronic device, and storage medium

This technology relates to the technical field of comment generation, and is applied to solve the problem that comments produced by existing technologies cannot effectively stimulate users’ interest and feedback.

(3)	A comment generation method, system, storage medium and electronic device

This technology relates to the field of computer network technology, and the application of this technology aims to improve the accuracy of the knowledge of text feature vectors, avoid the situation of generating comments with confused logic before and after the generation, so as to ensure the coherence of the generated comments and improve the user reading experience.

(4)	A text generation method and related device

This technology relates to the field of the Internet, and the application of this technology can accurately generate question text and viewpoint text, effectively solving the problems existing in the existing technology.

(5)	Parallel corpus construction method and apparatus, storage medium, and electronic device

This technology relates to the field of machine learning technology, which is used to solve the problems of existing parallel corpus construction methods: it is time-consuming and laborious, the quality of the corpus is unstable, and it is prone to adversely affect the training effect.

(6)	Text categorization method and apparatus, storage medium and electronic device

This technology relates to the field of machine learning technology, and is a text categorization method, which is used to solve the problem that in the existing categorization method, the categorization model is prone to overfitting phenomenon, resulting in poor categorization accuracy. This technology also provides a text classification device to ensure the realization and application of the above method in practice.

2.	Requirements for Party B to complete the technical services

2.1	Place of technical services

This contract shall be performed in Haidian District, Beijing.

2.2	Period of technical services

The term of this contract is from January 1, 2025 to December 31, 2027.

2.3	Progress of technical services

The parties hereto agree that during the term of this contract, Party B shall adopt an iterative development method to complete the technical solution design of the services hereunder in phases, so that it reaches the implementable state, and report the implementation of the technical services of the previous year to Party A within 30 days after the end of each calendar year. Party A shall issue a written acceptance certificate, which shall be regarded as recognition by the client that the progress of the technical service of the service provider is in line with the provisions of this contract.

2.4	Requirements for the quality of technical services

On the one hand, the online advertising business has many roles and complex links, covering scenarios from ad sales, ad placement to ad display; on the other hand, online advertising is a system that is highly dependent on digitization and data analysis for decision-making.

Therefore, the technical services of this project are oriented to the following five types of technical problems: delivery efficiency, response time, simulation capability, stability and security, so as to provide commercial technical solutions for the whole chain of the Group’s advertising business.

The technical service solutions under this contract include the following:

(1)	Advertising system to support the Group’s business operation management and business model innovation

The Group’s advertising business systems include: B2B business system, B2C business system and commercial intelligence business system.

(2)	Exploration of commercial technical application for the whole chain of advertising business

(1)	Training methods, usage and related products of video tag labeling models

This technical application is dedicated to providing a training method, a method of using a video labeling model, and a related product to accurately and quickly label videos.

(2)	A comment display method, device and equipment

This technical application endeavors to provide a comment display method, apparatus, and device capable of displaying one comment of each type in a comment area of an object, reducing the cost of reading comments by a user, and improving the user’s experience of reading comments.

(3)	A knowledge quiz processing method and device

This technical application strives to provide a method that allows for a more comprehensive answer to a RAG that can still be answered with the answer dispersed across multiple blocks.

(4)	A real-time matching recall method and device based on interaction features

This technical application aims to deploy an online reasoning recall service by realizing real-time user-item interaction at the recall stage while balancing system time consumption and recommendation performance.

(5)	A data processing system, method, apparatus and storage medium

This technical application is dedicated to providing a data processing system, method, apparatus and storage medium to realize the client’s demand for live broadcasting of audio data, which contributes to the development of live broadcasting applications in the audio medium.

(6)	A message reminder method, device, storage medium, and server

This technical application is directed to providing a message reminder method, apparatus, storage medium, and server for the purpose of realizing a reminder of the number of unread messages on a client.

(7)	A method, apparatus, system and medium for storing data based on attribute classification

This technical application aims to provide a new generalized data storage solution that addresses the following technical issues:

•	Reducing the pressure of data storage in the database system.

•	Breaking the bottleneck of database query, reducing network time-consumption, and improving data query efficiency.

•	Providing new data storage query scheme models beyond the existing mainstream.

•	Solving the storage and query requirements of certain customized scenarios.

For details of the key technologies and solution design involved in the “commercial exploration for the whole chain of advertising business and its technical application solutions” referred to in this contract, please refer to the “Annex: Technical Service Solutions Specification”.

2.5	Requirements for quality and timing of technical services

The guarantee period for the services under this contract is 10 working days from the date when Party A issues the acceptance certificate. If defects in service quality are found during the guarantee period, Party B shall be responsible for reworking or taking remedial measures. However, Party A shall not be responsible for the problems caused by improper use and storage.

3.	To ensure Party B to carry out the technical services effectively, Party A shall provide Party B with the following working conditions and collaboration:

3.1

Party A shall decide the personnel involved in the project under this contract, and guarantee to cooperate with Party B to carry out the requirements of technical services in terms of time and work arrangement.

3.2	Party A shall clearly specify the requirements in written form and provide relevant technical background materials, relevant technology, data, original design documents and necessary sample materials.

3.3	Party A shall provide additional information and data according to Party B’s requirements.

3.4	If there are obvious errors and defects in the technical information and data provided to Party B, they should be revised and improved in time.

3.5	Party A shall provide Party B’s personnel with workplace to carry out services.

3.6	Party A shall provide necessary hardware equipment to ensure Party B’s services to be carried out properly.

3.7

Provided that Party B’s work meets the requirements, Party A shall ensure that acceptance is carried out in accordance with the appropriate procedures, including providing Party B with the preparation of personnel, content, procedures and environmental conditions.

4.	Remunerations for Party B’s services and payment method

4.1	Remunerations for technical services

4.1.1

Based on the principles of science, fairness and seeking truth from facts, Party A and Party B agree by friendly consensus that the remuneration for the technical services hereunder shall be paid by way of revenue sharing, i.e. Party A shall pay Party B 90% of the business income of the technology platform under this contract as technical service fee.

4.1.2

During the term of this contract, Party B shall bear the relevant costs and expenses for the completion of the services under this contract, including but not limited to: the costs of investigation, research, analysis and demonstration, test and measurement, etc. for the development and promotion of product technology necessary for the provision of the services, equipment (depreciation) cost, broadband rental cost, management cost, market development cost and other costs.

4.2	Payment method

4.2.1	Means of payment: Both parties agree that Party A shall pay the remuneration to Party B by check or bank remittance.

4.2.2

Payment time: Party A shall pay remuneration to Party B on a monthly basis. After the accounting result is confirmed by Party B, Party B will issue VAT invoice to Party A, and Party A will pay the remuneration to Party B within 10 working days in the following month.

4.2.3	Guarantee of return: Party B undertakes to guarantee that Party A’s capital return will not be less than 20% during the term of this contract.

4.2.3.1	Definition of capital return:

Party A’s capital return = Party A’s annual net profit/paid-in capital x 100%

4.2.3.2

Execution method: Before Party A pays remuneration to Party B, the parties shall carry out financial accounting with reference to the sharing ratio agreed in the previous paragraph of this contract, if

Accounting result 1: Party A’s capital return is ≥20%, then the share shall be implemented in accordance with the ratio agreed in the preceding paragraph of this contract.

Accounting result 2: Party A’s capital return is < 20%, Party B shall make up the difference to Party A according to the guaranteed capital return, i.e. Party A shall reduce the technical service fee payable to Party B in the current period accordingly so that Party A’s capital return reaches 20%.

4.2.3.3

When the capital return checked by Party A is less than 20%, the guarantee clause will be implemented, i.e. Party B is required to make up the difference to Party A in accordance with the guaranteed capital return. Party B has the right to audit Party A’s accounts for the current period, and Party A shall cooperate with it.

4.2.4 The name, address and account number of Party B’s account-opening bank

Bank name: China Merchants Bank Beijing Beisanhuan Sub-branch

Address: Room 707, Tower D, Global Trade Center, No. 36 East Beisanhuan Road,

Dongcheng District, Beijing

Account Number: 862281851810001

5.	Confidentiality

During the term of this contract and the confidentiality period agreed by the parties, they shall observe the following confidentiality responsibilities and bear the corresponding responsibilities arising from the breach of confidentiality.

5.1	The contents of the confidential information and material referred to in this contract include:

5.1.1

Any commercial, marketing, technical, operational or other information provided by either party to the other party for the purpose of completing the services under this contract during the term of this contract, in whatever form or on whatever carrier, and whether disclosed orally, pictorially, or in writing to indicate that it is of a confidential nature;

5.1.2

This contract and all annexes and supplements thereto entered into by Party A and Party B, all software, software catalogs, documents, information, data, drawings, benchmarks, technical specifications, trade secrets, and other information proprietary to Party A and Party B and made available by either party to the other party and expressly labeled as “confidential Information”, including all items designated as “confidential information” in other contracts entered into by Party A and Party B prior to or subsequent to this contract.

5.1.3

The above-mentioned confidential information may be embodied in data, text and tangible media such as materials, CD-ROMs, software, books, etc. recording the above, and may also be conveyed orally in audio-visual form.

5.2	The rights and obligations of the parties include:

5.2.1	Each party undertakes and acknowledges that the other party’s commercial secrets shall be strictly kept and shall not be disclosed without the prior written and formal consent of the other party.

5.2.2	Both Party A and Party B guarantee that the confidential information will only be used for the purpose related to the cooperation hereunder.

5.2.3

Each party undertakes to properly preserve and keep confidential the confidential information provided by the other party through measures and degree of prudence applicable to the preservation of its own confidential information according to the provisions of this contract.

5.2.4

When providing confidential information, either party shall, if in writing, indicate the words “confidential” or, if disclosed orally or visually, inform the recipient of the confidential information (“Receiving Party”) that it is confidential prior to disclosure and confirm in writing within 5 days of such disclosure that the information is confidential. The confirmation shall contain a statement that the information disclosed is confidential.

5.2.5

The confidential information shall be kept in a secure place and access to the confidential information relating to the services under this contract shall be strictly controlled. Both parties shall ensure that the confidential information shall be available only to the person in charge of the project and the employees of each party engaged in the project services. Before the abovementioned persons of Party A and Party B become aware of the confidential information, they shall be informed of the confidentiality of the information and their obligations, they shall agree in writing to be bound by the terms of this contract, and the degree of responsibility for confidentiality of the abovementioned persons shall not be less than that stipulated in this contract.

5.2.6

Upon request by the party disclosing the confidential information (“Disclosing Party”), the Receiving Party shall return to the Disclosing Party all documents or other information containing the confidential information as directed by the Disclosing Party or destroy them as directed by the Disclosing Party. Upon termination of the project hereunder, the Disclosing Party shall have the right to request in writing from the Receiving Party the return of the confidential information.

5.2.7	The above restrictions do not apply to the following information that

5.2.7.1	has been legally in the possession of the Receiving Party on or before the signing of this contract;

5.2.7.2	is publicly available or accessible in the public domain at the time it is disclosed to the Receiving Party;

5.2.7.3	is disclosed or provided by a third party to the Receiving Party without restriction and without breaching any confidential obligation;

5.2.7.4	is already in the public domain or can be obtained from the public domain without breaching the obligations under this contract;

5.2.7.5

has been independently developed by the Receiving Party or its affiliates or subsidiaries on or before signing this contract without benefiting from information obtained from the Disclosing Party or its affiliates or subsidiaries;

5.2.7.6

is involved in any information required to be disclosed by the Receiving Party according to applicable laws or court orders, and requirements of administrative departments (through oral questions, interrogatories, requests for information or documents, subpoenas, civil or criminal investigations, or other procedures); in such a case, the Receiving Party shall immediately give notice to the Disclosing Party of any such law or order or requirement and provide the Disclosing Party with an opportunity to seek to prevent or limit the disclosure of such information;

5.2.8

If the confidential information provided by the Disclosing Party infringes the intellectual property rights of a third party, the Receiving Party shall not be liable therefor, and shall be exempted from any claims arising therefrom.

5.3	Period of confidentiality

The parties hereto agree that this confidentiality clause shall survive the modification, cancellation or termination of this contract, and they shall continue to perform their respective confidentiality obligations.

5.4	Liabilities for breach of contract

Failure by either party to comply with the confidentiality provisions set forth herein shall be deemed a breach of this contract. The breaching party shall be liable for the losses caused to the non-breaching party because of its breach. If the non-breaching party believes that the remedy of damages alone is not sufficient for a breach of this contract, the non-breaching party shall also be entitled to injunctions, specific performance, or other reasonable remedies. With regard to the liability for losses caused to the non-breaching party due to leakage of confidential information, both parties agree to sign a separate supplementary agreement in the course of the execution of the contract in accordance with the actual situation and needs, which shall have the same legal effect as this contract. Moreover, the parties agree that the supplementary agreement shall prevail in case of any conflict between the supplementary agreement and this contract.

6.

Any changes to this contract must be made by both parties through a written agreement. However, one party may submit a request to the other party to change the rights and obligations under this contract, and the other party shall reply within 15 days, failing which, it shall be deemed to have agreed to the request, under any of the following circumstances:

6.1

In the course of the performance of this contract, the design of the technical solution fails partially or completely due to technical application difficulties that are insurmountable under the existing technical level and conditions.

6.2	The technical service solution is legally acquired by a third party in good faith, loses its commercial value, or is accidentally damaged or lost during the term of this contract.

7.	The parties agree to the following criteria and methods for acceptance of Party B’s technical service results:

7.1	Forms of technical services completed by Party B

The performance of this contract shall be carried out by Party B (the technical service provider) by utilizing the quality improvement and efficiency enhancement technology for the whole advertising business chain in respect of which it possesses independent intellectual property rights, integrating its accumulated experience in the application of intelligent information marketing technology in the operation and maintenance of online advertisements that enhances the commercial value of the Group, and providing Party A with a technical solution entitled “commercial exploration for the whole chain of advertising business and its technological application” in response to the needs of Party A for the enhancement of the service capacity and quality of the whole chain of advertising business.

7.2	Criteria and methods for acceptance of technical services

Based on the client’s (Party A’s) full understanding of the technical background of the service provider (Party B), the parties agree that Party B shall adopt an iterative development method to complete the technical solution design of the services hereunder in phases, so that it reaches the implementable state. Party A shall issue a written acceptance certificate, which shall be regarded as recognition by the client that the acceptance has been passed.

7.3	Time and place of acceptance

The parties agree that during the term of this contract Party B shall report the implementation of the technical services of the previous year to Party A within 30 days after the end of each calendar year on Party A’s office premises. Party A shall issue a written acceptance certificate, which shall be regarded as recognition by the client that the acceptance has been passed.

8.	The parties agree as follows:

8.1	During the term of this contract, the technical achievements already acquired and owned by Party A before the commencement of the term of the contract shall remain the property of Party A.

8.2	During the term of this contract, the new technical achievements accomplished by Party B by utilizing the technical information and working conditions provided by Party A shall belong to Party B.

9.	The parties agree to be liable for their respective breaches of contract in accordance with the following provisions:

9.1	Definition of Party A’s breach of contract and assumption of liability

9.1.1

If Party A fails to provide Party B with relevant technical information, data, samples and working conditions in the specified time, place and manner, it shall be regarded as Party A’s failure to effectively cooperate with Party B in accordance with the provisions of this contract, and if it affects the progress and quality of Party B’s work, Party A shall reimburse Party B for all the expenses paid by Party B for the fulfillment of this contract. If Party A fails to provide the agreed material and technical conditions for 20 days, Party B has the right to terminate this contract, and Party A shall pay liquidated damages or compensate for the loss caused to Party B.

9.1.2

If Party B finds that the technical information, data, samples, materials or working conditions provided by Party A are not in conformity with the provisions of this contract, Party B shall promptly notify Party A, and Party A shall supplement, modify or replace them within the agreed period. If Party A fails to make a reply within the specified period after receiving the notice, Party A shall bear the corresponding responsibility.

9.1.3

If Party A violates the provisions of this contract without any reason and does not accept Party B’s work results or accepts the same after the due date, thus affecting the progress and quality of Party B’s work, Party A shall be responsible therefor and pay the remuneration due to Party B.

9.1.4

Party A shall pay liquidated damages and storage fee if it delays in accepting the work results. If Party A does not receive the work results for 60 days, Party B has the right to dispose of the work results and return the remaining part of the proceeds to Party A after deducting the remuneration, liquidated damages and storage fee from the proceeds. If the proceeds are insufficient to cover the remuneration, liquidated damages and storage fee, Party B has the right to request Party A to make up for the shortfall.

9.1.5

During the performance of this contract, Party B shall suspend the work when it finds that the continuation of the work may cause damage to the materials, samples or equipment, etc., and shall notify Party A in time or put forward suggestions. Party A shall reply within the agreed time, failing which, Party A shall bear the corresponding responsibility.

9.1.6

If Party B’s work results and service quality are defective and Party A agrees to utilize the work results or service, Party B shall reduce the remuneration and take corresponding remedial measures; if the work results and service are seriously defective and have not solved the technical problems agreed upon in this contract, Party B shall not be entitled to remuneration and shall pay liquidated damages or compensate for losses.

9.2	Definition of Party B’s breach of contract and assumption of liability

9.2.1

If Party B fails to complete the services in accordance with the provisions of this contract due to its own reasons, Party A has the right to request it to make additions or corrections, and Party B shall be responsible for compensating for the losses caused thereby. If Party B fails to make additions or corrections for 15 days, or still fails to meet the standard after additions or corrections have been made, Party A has the right to terminate this contract, and Party B shall return the technical data, samples and paid remuneration, and be responsible for compensating all the losses caused to Party A due to termination of this contract.

9.2.2

If Party B delays the delivery of work results, it shall take full responsibility. Party B shall bear all the expenses already paid for the performance of this contract and undertake to pay a certain amount of liquidated damages to Party A, the specific amount of which shall be agreed by both parties.

9.2.3

Party B shall compensate Party A for the loss, missing, deterioration, contamination or damage caused by the poor confidentiality of the samples and technical data delivered by Party A. The specific amount of compensation shall be agreed by both parties when the actual loss occurs.

9.2.4

Party B shall bear the corresponding responsibility if Party B, during the performance of this contract, discovers that the continuation of the work may cause damage to the materials, samples or equipment, but fails to suspend the work or take appropriate measures, or fails to notify Party A in time.

9.2.5	Party B shall be liable for any losses incurred by Party A due to its violation of the confidentiality obligation specified in this contract.

10.

Both parties agree that during the term of this contract Party A designates Wang Meng as its project contact person and Party B designates Pang Li as its project contact person. The project contact persons assume the following responsibilities:

10.1

Party B shall be responsible for the technical guidance of Party A’s technicians and management personnel, which shall include two aspects: (1) Application guidance, which refers to the guidance on the application and maintenance of the technical solutions under this contract. This part of the guidance means that from the effective date of this contract, Party B will provide Party A with one-week technical guidance free of charge at the location of Party B’s office to ensure that Party A’s relevant technical personnel can skillfully apply and maintain the technical solutions. (2) Management guidance, which refers to Party B’s explanation to Party A’s relevant business management personnel on the overall technical route and key technical application of the technical solutions under this contract. The mode of this part of guidance is that, within one week from the effective date of this contract, the parties will agree on a specific day and time for Party A to invite the person in charge of the relevant business management to provide free technical guidance for Party A at the location of Party B’s office.

10.2

Party B shall provide technical guidance to Party A in accordance with the content, place and manner of the project as determined in this contract. If Party B proposes any change, it shall provide written notice and bear all the costs incurred in the change.

10.3

If either party changes the contact person of the project, it shall promptly notify the other party in writing. If either party’s failure of notifying in time affects the fulfillment of this contract or causes losses, the party shall bear the corresponding responsibility.

11.	The parties may terminate this contract if they determine that the following circumstances render the performance of this contract unnecessary or impossible:

11.1	A force majeure event occurs.

11.2

If Party B fails to deliver the technical information to Party A in accordance with the specified time, place and manner, resulting in Party A not being able to enjoy the legitimate rights and interests of the technical service solutions under this contract in a timely manner, and Party B’s failure lasts for 30 days, Party A has the right to terminate this contract.

11.3

If the technical service solutions provided by Party B fail to meet the predefined functional requirements and technical indexes due to Party B’s own reasons, Party A has the right to request Party B to make additions or corrections. If Party B fails to make additions or corrections after 15 days of overdue delay or if it still fails to comply with the standards after making additions or corrections, Party A has the right to terminate this contract, and Party B bears the full responsibility arising therefrom.

12.

Disputes between the parties arising from the performance of this contract shall be resolved through consultation and mediation. If consultation and mediation fail, the disputes shall be resolved in the following way of subparagraph (2):

(1)	The disputes shall be submitted to the Beijing Arbitration Commission for arbitration;

(2)	Either party may file a lawsuit with the people’s court of Haidian District, Beijing.

13.	The parties agree that the relevant terms and technical terms used in this contract and the related annexes shall be defined and interpreted as follows:

(1)	“Online Advertising Agency” refers to Party A to this Contract, whose main business is to undertake and develop advertisers with Internet/Mobile Internet promotion service needs.

(2)

“Technical Service Provider” refers to Party B to this Contract, which is a service provider providing technical support for digital upgrading of enterprise marketing, such as placement, optimization, monitoring and evaluation of online advertisements.

(3)	“Advertiser” refers to the existing and potential business customers of Party A to this Contract.

(4)	“Commercial Technology” refers to the internet/mobile internet advertising and marketing technologies owned by Party B with independent intellectual property rights.

14.

Within 30 working days after the signing of this contract, Party B shall deliver to Party A the technical background information, feasibility study report, technical evaluation report, technical standards and norms, original design and process documents, etc. (if any, collectively referred to as the “Relevant Documents”) related to the fulfillment of this contract, and Party A shall issue a certificate of signing and acceptance of technical information and materials to Party B after checking and acceptance. Upon acceptance by Party A, Party B shall be issued with a certificate of acceptance of the technical information and materials. The aforesaid Relevant Documents and the certificate of acceptance shall become an integral part of this contract after being sealed by both parties.

15.	Other matters

15.1

During the term of this contract, regardless of any changes in the name, organization form, enterprise nature, business scope, registered capital and investment subject of Party A and Party B, the parties shall continue or require their successors in title to abide by and perform their relevant obligations under this contract.

15.2	Force majeure and exemption clause

15.2.1

“Force Majeure” means an event beyond the reasonable control of either party at the time of the conclusion of this contract, which was unforeseeable or could not have been avoided even if it had been foreseen, and which prevents, affects or delays the performance by either party of all or part of its obligations under this contract. Such events include, but are not limited to, governmental action, acts of God, war or any other similar event.

15.2.2

In the event of a force majeure event, the affected party shall give the other party timely and adequate notice in writing and inform the other party of the possible impact of such an event on this contract, and shall provide proof of the same within a reasonable time.

15.2.3

If either party is prevented by force majeure from performing this contract or from performing this contract in full, the party shall be relieved of liability, in part or in whole, according to the effect of the force majeure, except as otherwise provided by law.

15.2.4	Both parties shall continue to perform this contract within a reasonable time after the effects of the force majeure have been removed.

15.2.5	The occurrence of a force majeure event after the delay in the performance of this contract by either party shall not exempt the party from any liability.

15.2.6

During the term of this contract, if a certificate is issued by the governmental authority or the chamber of commerce confirming that either party is unable to continue to perform this contract due to force majeure event, and even after the force majeure is eliminated, the responsibility for the risk and the expenses related to it shall be borne by Party A and Party B respectively.

15.3	Effectiveness and Termination

15.3.1	Effectiveness

15.3.1.1

This contract is in triplicate and shall come into effect after both parties have sealed it. Each of Party A and Party B shall hold one copy, the registration authority shall hold one copy, and all copies shall have the same legal effect.

15.3.1.2	From the date of effectiveness of this contract, any oral or written contracts or undertakings previously made by both parties in relation to this contract shall be void.

15.3.2	Termination

If either party requests to terminate this contract, this contract shall be terminated based on a consensus reached through friendly consultation between the parties and the signing of a supplemental agreement to terminate this contract, which shall be confirmed by the signatures and seals of the parties.

15.3.3	Miscellaneous

15.3.3.1

Upon the expiration of this contract, the outstanding claims and debts of both parties shall not be affected by the expiration of this contract, and the obligator shall continue to fulfill its obligations to the creditor.

15.3.3.2

Any changes to the terms of this contract and its annexes shall not be valid until a written document is signed by the authorized representatives of the parties after friendly consultation between the parties.

15.3.3.3

To ensure the continuity of the technical service solutions under this contract, both parties agree that Party B has the right to request Party A to renew this contract upon the expiration of this contract.

15.3.4	Matters not covered in this contract shall be governed by a separate supplementary agreement to be signed by both parties, which shall have the same legal effect as this contract.

15.3.5	This contract contains the following annex: Annex: Technical Service Solutions Specification.

The remainder of this page is intentionally left blank.

Party A: Beijing Sohu Donglin Advertising Co., Ltd. (seal)

January 1, 2025

Party B: Beijing Sohu New Media Information Technology Co., Ltd. (seal)

January 1, 2025

Paste duty stamp here:

(To be completed by the technical contract registration authority below)

Contract registration No.:

1. Applicant for registration:
2. Materials for registration:
(1)
(2)
(3)
3. Type of contract:
4. Contract transaction amount:
5. Technical transaction amount:

Technical contract registration authority (seal)

Handled by:

Date:

Annex:

Technical Service Solutions Specification

Project name: Commercial exploration for the whole chain of advertising business and its technical application solutions

Client (Party A): Beijing Sohu Donglin Advertising Co., Ltd.

Service Provider (Party B): Beijing Sohu New Media Information Technology Co., Ltd.

CHAPTER 1 OVERVIEW OF THE TECHNICAL SERVICE PROJECT		1

1.1	BACKGROUND OF PROJECT IMPLEMENTATION	1

1.1.1	Definitions	1

1.1.2	Development status and future trends of China’s online advertising market	1

1.2	CONDITIONS OF IMPLEMENTATION OF THE PROJECT UNDERTAKER	13

1.2.1	Technical basis for the implementation of the service project	13

1.2.2	Excellent technical workforce	19

CHAPTER 2 TECHNICAL SERVICES SOLUTIONS PLANNING		21

2.1	TECHNICAL SERVICE OBJECTIVES	21

2.2	COMMERCIAL TECHNOLOGY SOLUTIONS FOR THE WHOLE CHAIN OF ADVERTISING BUSINESS	21

2.2.1	Advertising system to support the Group’s business operation management and business model innovation	21

2.2.2	Exploring commercial technology solutions for the whole chain of advertising business	23

CHAPTER 3: PROJECT IMPLEMENTATION MANAGEMENT		27

3.1	PROJECT MANAGEMENT MODEL	27

3.1.1	Definition and organization of the project	27

3.1.2	Plan of the project	28

3.1.3	Project tracking management	28

3.2	PROJECT IMPLEMENTATION METHODOLOGY	28

Chapter 1 Overview of the Technical Service Project

1.1	Background of project implementation

1.1.1	Definitions

(1)	“Online Advertising Agency” refers to Party A to this Contract, whose main business is to undertake and develop advertisers with Internet/Mobile Internet promotion service needs.

(2)

“Technical Service Provider” refers to Party B to this Contract, which is a service provider providing technical support for digital upgrading of enterprise marketing, such as placement, optimization, monitoring and evaluation of online advertisements.

(3)	“Advertiser” refers to the existing and potential business customers of Party A to this Contract.

(4)	“Commercial Technology” refers to the Internet/mobile Internet advertising and marketing technologies owned by Party B with independent intellectual property rights.

1.1.2	Development status and future trends of China’s online advertising market

1.1.2.1	Market size of China’s online advertising

(1)	China’s online advertising market reached the volume of RMB one trillion by 2022, but the growth rate will be narrowed, and will usher in a new stage of recovery.

China’s online advertising market reached the volume of RMB 1006.54 billion in 2022, breaking the trillion yuan barrier, but the year-on-year growth rate was only 6.8% compared with 2021, the first time in recent years that the year-on-year growth rate fell below 10.0%.

In 2023, with the gradual recovery of the macro-economy, the return to normalization of production and life, and the rapid development of emerging technologies such as artificial intelligence, brand marketing has gained fresh ground for development. China’s online advertising market is expected to rebound, reaching RMB 1136.86 billion in 2023, with a year-on-year growth rate of 12.9%.

In the next three years, China’s online advertising market will gradually stabilize its growth after the advantageous period brought by the Internet.

(2)	Segmentation of China’s online advertising market

•	E-commerce ads accounted for 40.8% of the total volume, and the share of short-video ads is increasing year by year.

The share of e-commerce ads topped the list at 40.8% in 2022, followed by short video ads at 25.3%. In the next few years, the shares of both e-commerce and short-video ads show a year-on-year increasing trend, and it is expected that in 2025 the combined share of the two can reach 70%.

Compared with other ad categories, e-commerce ads are closer to conversion and get more budget from advertisers. In terms of growth rate, the segment with the highest growth rate in 2022 will be short video ads, which, as one of the most popular content carriers today, is gradually becoming the main form of communication favored by most advertisers.

•	Mobile advertising market grows steadily, and its penetration rate stabilizes.

In 2022, the market size of China’s mobile advertising industry reached RMB894.65 billion. With the popularization of mobile devices and the development of users’ habits, the proportion of mobile ads in online ads is gradually increasing, and the penetration rate of mobile ads in the overall online advertising market further increased to 88.9% in 2022. By 2025, the mobile advertising market size is expected to reach RMB 1,212.42 billion, and the compound annual growth rate for the next three years is expected to be 10.7%, slightly higher than the overall online advertising market.

In the next three years, the penetration rate of mobile advertising in the online advertising market will gradually peak, and the market will be driven more by brand owners’ emphasis on online advertising and innovations within each segmented track.

1.1.2.2	Analysis of the development environment of China’s online advertising market

(1)	Macroeconomic performance rebounded and improved, showing resilience and vitality in the mild recovery.

In 2023, Social production and life have accelerated recovery, and the national economy has continued to stabilize and gradually rebound, entering a stage of mild recovery. The current economic recovery is characterized by waves and zigzags, demonstrating the great developmental resilience and potential of China’s economy.

According to the data released by the Bureau of Statistics, in the first three quarters of 2023, GDP grew by 5.2% year-on-year at constant prices, and GDP grew by 1.3% in the third quarter on a year-on-year basis, accelerating by 0.8 percentage points compared with the second quarter (0.5%), with the degree of improvement in the economy rising.

(2)	Various departments have taken various measures to unleash the potential of consumption under the “Year of Consumption Revitalization”.

At the beginning of 2023, the Ministry of Commerce designated this year as the “Year of Consumption Revitalization”, setting the main tone for expanding domestic demand and promoting consumption throughout the year. Consumption is one of the important forces supporting economic growth, and the government has clearly focused on expanding domestic demand, prioritizing the restoration and expansion of consumption. Since the beginning of this year, policies to promote consumption have been released one after another, from optimizing the consumption environment to boosting consumer confidence and other aspects in order to promote consumption in a stable manner.

(3)

Improvement in residents’ confidence and significant restoration of their willingness to consumeIn general, the problem of not daring to consume and inconvenient consumption still existed in 2022. With the stabilization and recovery of the macroeconomy and the continuous release of positive signals from consumption policies, residents’ confidence and willingness to consume have gradually improved. At this stage, consumption has become the main engine driving the growth of China’s domestic demand, providing strong support for high-quality economic development.

According to data released by the Bureau of Statistics, in the first three quarters of 2023, China’s per capita consumption expenditure grew by 8.8% in real terms compared to the same period of the previous year, and the contribution rate of final consumption expenditure to economic growth was 83.2%, pulling GDP growth by 4.4 percentage points. The growth rate of per capita consumption expenditure in the first three quarters was higher than the growth rate of per capita disposable income. The propensity to consume has improved significantly, and policies have continued to take effect to ensure the sustainability of consumption growth.

(4)	The traffic advantage is gradually fading, and the Internet has become a basic facility, fully intervening and reconstructing social life.

By the end of 2022, China’s Internet penetration rate had increased to 75.6%, and social life was Internetized in all aspects. According to CNNIC statistics, as of June 2023, the top five types of Internet applications in terms of user size were instant messaging, online video, short video, online payment and online shopping, and the utilization rates of the above types of Internet applications were all above 80%. In addition, the Internet has gradually penetrated into the fields of traveling, office and medical care.

As the Internet gradually becomes a basic facility for social life, consumers’ attention is shifted to online and keeps flowing in a huge number of applications, and online market has become the place where brand marketing must compete.

(5)	In the face of uncertainty and unknowns, advertisers are confident in the potential of consumption and the development of the industry.

Moving forward under pressure is the main theme of the current market, and signs of macroeconomy and consumer market recovery have boosted advertisers’ confidence to a certain extent. More than 70% of advertisers agree that there are suppressed consumer demands to be released in the current market, and 56.7% of advertisers maintain optimistic expectations for their industry.

Confidence is more valuable than gold. The external world is full of uncertainties and uncontrollable variables, market fluctuations mean changes, and new opportunities may lie in the changes. Maintaining confidence and expectation is an important internal driving force for brands to follow the trend, and a precursor to actively take action to seek new changes.

1.1.2.3	Advertisers’ online marketing and advertising preferences

(1)	More than 60% of companies’ online marketing budgets accounted for more than 50% of their marketing budget, with product promotion being the most important goal.

In the marketing planning for 2024, the percentage of enterprises investing more than 70% of their budgets in online marketing has increased to 41.7%, with online marketing being placed in a more critical position. Among the marketing objectives, product promotion, brand awareness and brand favorability ranked among the top three, with all enterprises taking product promotion as one of the main objectives of online marketing. It can be seen that product promotion, which is mainly based on new products and popular products, is regarded as a necessary means for enterprises to explore new opportunities and stand out, while brand awareness and brand favorability and other objectives related to brand building are still an important point of strength in the process of online marketing.

(2)	Advertising is an important route for online marketing, and brand building is a significant factor.

Online advertising is the main expenditure of online marketing, and 40% of enterprises spend 60-80% of their online marketing budget on advertising. Enterprises use advertisements to deliver information to the public and realize the tangible expression of brand concepts. Specifically, the top three main objectives of advertisers’ online advertising are related to brand awareness, brand concept and brand image, and advertising is a key marketing tool for obtaining consumers’ attention on a large scale and influencing consumer behavior.

(3)	Rational view of product effectiveness, with brand equity to support the enterprise through the cycle.

At this stage, advertisers prefer effect ads in the allocation of online advertising budgets. 76.7% of advertisers’ effect ads are equal to or higher than brand ads, and 46.7% of advertisers will choose to invest more in effect ads in the plan for 2024. Brand advertising is still valuable to most advertisers, with 85% of advertisers recognizing the importance of brand advertising at this stage and believing that brands can bring long-term value to enterprises. Stability and focus on long-term goals amidst short-term changes will make brands more sustainable.

(4)	Competition on mobile terminal is fierce, and infomercials are the most dominant format.

According to CNNIC statistics, as of June 2023, the scale of China’s cell phone netizens reached 1.076 billion, and the proportion of netizens using cell phones to access the Internet was 99.8%. The extremely high coverage of netizens on the mobile terminal determines that mobile advertisement is an inextricable topic in the battle for online attention. At this stage, 96.7% of enterprises are placing advertisements on mobile terminal, indicating that the market has entered an era of fierce competition. From the perspective of content type, 90% of enterprises take infomercials as one of the main types of ad placement, and infomercials are the most mainstream form of advertising at present.

(5)	Short video/live streaming platforms are a must-have option for 90% of online enterprises.

Behind the ups and downs of the media landscape is the change of consumers’ information receiving habits and even digital lifestyles, with users’ attention traveling through different media, and brands entering the evolutionary stage of omni-directional media placement. Among the many media types, short video and live streaming platforms occupy absolute dominance, with more than 90% of advertisers investing in short video/live streaming platforms in 2023, while 90% of advertisers choose to increase their investment in this type of platform in 2024. The percentage of advertisers choosing traditional e-commerce platforms is the third highest among the media types expected to increase in 2024, reflecting brands’ emphasis on consumer portals and pursuit of growth certainty at this stage.

(6)	TA coverage and demographic targeting are key considerations for increased media placement.

(7)	Development of online marketing

(1)	Marketing node

•	Campaign nodes receive more attention from advertisers, with the second half of the year being the peak marketing season.

The top three marketing nodes that most advertisers will pay attention to in 2023 are industry-specific campaign nodes, holiday nodes and e-commerce promotion nodes. In industry-specific marketing campaigns, brands have more initiative in terms of communication rhythm and content, and this is an important time to focus on delivering brand voice and strengthening brand connotation. Holidays and e-commerce promotions, as more conventional marketing nodes, have many participants and are highly competitive, so differentiation is the key for brands to stand out.

•	New product marketing is carried out on a regular basis.

In 2023, 86.7% of advertisers will carry out campaign marketing, and more than one-third of advertisers will have more than 10 campaigns. 98.3% of advertisers will carry out new product marketing, looking for breakthroughs with the help of new product launches, and successful new product launches can maintain the market’s recognition of the brand and continue the brand’s vitality.

(2)	KOL marketing

•	Application of KOL marketing is more common, and attention is still growing.

The importance of KOL marketing in advertisers’ mind is increasing, with 86.7% of advertisers carrying out KOL marketing in 2023 and 91.7% of advertisers expected to carry out KOL marketing in 2024. The quality of content and the stickiness of fans give KOL marketing value, and advertisers utilize the content produced by KOLs to deliver brand messages and reach the fans behind them. The influence of KOLs deepens the link between brands and target consumers, greatly improving marketing efficiency.

•	Content realization is the most mainstream cooperation mode, and middle-level influencers are valued.

While the top influencers have a huge coverage, the middle-level influencers are scattered in many circles, specializing in a certain vertical group of people or a certain vertical content area. 98.1% of advertisers have cooperated with middle-level influencers, and few advertisers have cooperated with only comprehensive influencers in the cooperation with the middle-level influencers. The top influencers are better at relying on their huge influence to help brands realize rapid conversion, while the middle-level influencers cultivate users’ minds in the process of daily content dissemination and interaction.

(3)	Live streaming marketing

•	Live streaming marketing heats up, driven by influencer live streaming and self-live streaming.

According to CNNIC statistics, as of June 2023, the scale of China’s live streaming users reached 765 million, accounting for 71.0% of the total number of Internet users. More and more enterprises realize that live streaming marketing is an effective path to achieve growth. More than half of the advertisers carry out both brand self-live streaming and influencer live streaming. Influencer live streaming relies on the influence of influencers themselves to promote the brand to break the circle and realize large-scale conversion. Brand self-live streaming allows brands to get closer to consumers and reach a continuous dialogue with consumers through regularized operation.

(4)	Content marketing

•	Social media content is in a prominent position, and brands are exploring new opportunities for short-form drama.

81.7% of advertisers conducted online content marketing in 2023, and this percentage is expected to rise to 88.3% next year. When conducting content marketing, the areas that advertisers pay most attention to are social media short videos and social media graphics. in 2024, the top three areas in which the most advertisers expect to increase their spending are social media short videos, social media graphics and short dramas, respectively. The social media era provides more carriers for brand voice, and brands have emotional resonance with consumers through content. The emphasis on content marketing reflects that brands are beginning to shift to meticulous brand building. In the fast-paced and fragmented communication environment, short drama has become a hot new track in the content field with its short, fast and emotional features, and has begun to carry advertisers’ content marketing demands.

(8)	Digitalization of marketing

•	90% of advertisers plan to increase their digital marketing spend next year.

In 2023, the top three areas where marketing digitalization is more maturely applied are data asset management, advertisement placement, user operation and process management, with 68.3%, 66.7% and 60.0% of advertisers having chosen to basically realize marketing digitalization in this area, respectively.

In 2024, 90.0% of advertisers expect to increase their marketing digitalization investment, with data asset management and content and creative generation being chosen by 61.1% of advertisers as the top two areas in which they plan to increase their investment next year.

(9)	Application of AIGC

•	The application of AIGC shows industry differences, mainly assisting creative content production at this stage.

In 2023, 48.3% of advertisers have already applied AIGC to online marketing, with 93.1% of advertisers applying AIGC to assist in creative content production. Of the advertisers who have not yet applied AIGC, 25.8% have the intention to do so in the coming year.

The importance of technology to online marketing is undeniable, and the birth of new technology often directly or indirectly drives changes in the marketing field. At this stage, the important role of AIGC in the marketing field is recognized by most advertisers, and industry differences are presented at the application level, with the gaming industry showing stronger action.

1.1.2.4	Future trends in the online advertising market

(1)	Online marketing problems

(2)	Analysis of online advertising market development trends

•	The growth rate of online advertising market is stabilizing, with e-commerce and short videos as the two pillars.

China’s online advertising market is entering a stage of steady growth, and the penetration rate of mobile advertising, the mainstay of the broader market, is likewise stabilizing, with the stock market placing more emphasis on user stickiness and user value. In the next few years, e-commerce advertising and short video advertising will remain the two pillars of the online advertising market, and the continued growth of both will build up confidence in the market. E-commerce advertising emphasizes the certainty of growth brought by the channel, and will remain the first choice of most brands in the future. Short videos occupy the attention of most users and are an important touchpoint for brands.

•	Effect advertising has risen in importance, and the value of brand advertising has not been overlooked.

Under the current market environment, more brand owners have started to turn their attention to the effect advertising, which can help brand owners quickly reach the conversion target and is an efficient means to pursue growth. At the same time, most brand owners still recognize the value of brand advertising, and accumulating long-term equity through brand advertising is a sure way for brands to move through cycles and compete for the stock customers. In the future, the scale of effect advertising will return to a more reasonable range, and the value of brand advertising will be more prominently reflected.

•	With all-domain media placement, short video/live streaming platform competition intensifies.

Digital life is getting richer day by day, media usage and life scenes are deeply integrated, and single-channel placement is a thing of the past. Brands need to create a refined media layout strategy based on the crowd characteristics and usage scenarios of different media platforms. In terms of media types, most brand owners will continue to invest more budget in short video/live streaming platforms in the future.

(3)	Analysis of brand online marketing strategy trend

•	Brand marketing is gradually turning to content and socialization.

The traffic has peaked, and the past a of relying advantage on incremental users to drive conversion no longer exists. In the future, the impetus for brand growth will come more from the enhancement of user value and consumption frequency, and the brand operation strategy will gradually shift to refinement and full cycle. The new generation of consumers has grown up with social media, and they gather in the digital world because of interest and trust. In this context, consumers’ demand for emotional value is getting higher and higher, and brand marketing can’t just stay in reaching, but more importantly interacting and dialoguing with consumers. In the future, brand marketing will become more content-based and socialized, and brands will use quality content as an anchor to resonate with consumers and explore new growth space.

•	Increasing digital investment drives marketing efficiency.

Advertisers generally realize the importance of marketing digitization and increase their digital investment to improve their digital marketing capabilities in multiple areas, such as advertising, user operation, data asset management, content generation and channel operation. Digital marketing is data driven. The importance of data asset management in the process of marketing digitalization is self-evident, and it is also an area where most advertisers continue to make efforts. At the same time, as brand building moves from barbaric growth to meticulous cultivation, the importance of content is highlighted, and the focus of advertisers’ digital investment has begun to shift to content and creative generation. In the future, under the impetus of technology, there will be a stronger impetus for innovation in content-related marketing products.

1.2	Conditions of implementation of the project undertaker

1.2.1	Technical basis for the implementation of the service project

1.2.1.1	Quality and efficiency enhancement technology for the whole chain of advertising business

(1)	Advertising data processing method and apparatus, storage medium and electronic device

The technology provides an advertisement data processing method and apparatus, storage medium, and electronic device. The method comprises: receiving a linkage advertisement request sent by a client, which comprises a plurality of advertisement position information and advertisement demand information corresponding to each advertisement position information; the advertisement demand information designating a linkage method of the advertisement position information; based on the advertisement position information and the advertisement demand information, selecting candidate advertisement information corresponding to each advertisement position information in an advertisement template material library; among the candidate advertisement information corresponding to each advertisement position information, the target advertisement information corresponding to each advertisement position information that meets the processing conditions is obtained; each target advertisement information is encapsulated to obtain the response message of the linked advertisement; the response message of the linked advertisement is sent to the client, so as to cause the client to display the linked advertisement based on the respective target advertisement information. By applying the method provided in the embodiment of the present invention, it is possible to realize the linked display of advertisements of a plurality of advertisement positions, and increase the interest of users in the advertisements.

(2)	A multimedia recommendation method, apparatus, device and storage medium

The technology provides a multimedia recommendation method, device, apparatus, and storage medium, which obtains user information and extracts user information features including user identification, user behavioral preference portrait, and historical clicking information from the user information, inputs the user information features into a preset multimedia recommendation model that is capable of calculating the scores of each multimedia in the multimedia pool in a set link based on the user behavioral preference portrait and the historical click information, sets the link as the link related to user behavior in the behavioral transformation chain by using the scores of each multimedia in each link, and then calculates the fusion ranking score of each multimedia in the multimedia pool in different consumption scenarios. The preset multimedia recommendation model is capable of calculating fusion ranking scores for different consumption scenarios and can be applied generally. Finally, the multimedia is recommended to the user according to the order of the fusion sorting score from high to low.

(3)	A method and device for determining news timeliness

The technology provides a method and apparatus for determining the timeliness of news, which obtains news to be detected, and classifies the news to be detected using a text categorization tool. If the news to be detected is a sports news, it can detect whether there is a sports event corresponding to the news to be detected in a library of events. If there is such an event, it can obtain a start time and an end time of the sports event. According to the release time of the news to be detected, the start time and the end time of the sports event, the expiration time of the news to be detected is determined. If the news to be detected is other news, or the expiration time of the news to be detected in the sports category is determined, then the rule base is used to match the expiration time of the news to be detected with one or more expiration times. By integrating multiple expiration times, the final expiration time of the news to be detected is obtained. Different categories of news have different timeliness determination methods, and the expiration time of the news to be detected can be determined according to the determination method, thus improving the efficiency of determining the timeliness of news.

1.2.1.2	Intelligent information marketing technologies to enhance the Group’s commercialization value

(1)	An advertisement delivery rate control method and device

The technology provides an advertisement placement rate control method and device, relating to the field of Internet technology advertising. The method comprises: according to an uploaded flow of advertisement exposures received in real time, performing a cumulative calculation of the uploaded volume for a scheduling package, and obtaining an actual placement volume of the scheduling package; updating a participation rate of the scheduling package according to the difference between the actual placement volume of the scheduling package and the predicted placement volume of a predicted traffic curve of the scheduling package; and controlling the placement rate of the scheduling package according to the updated participation rate of the scheduling package. Since the predicted traffic curve is calculated based on historical recall request data, i.e., data such as the number of historical recall requests and the maximum exposure position of each historical recall request, the predicted traffic curve takes into account the case of shared traffic, and the predicted traffic curve also combines the historical data, which improves the accuracy of the predicted traffic curve, and thus improves the accuracy of the control of the rate of advertisement placement.

(2)	A text processing method and device, electronic device, and storage medium

The technology provides a text processing method and apparatus, electronic device, and storage medium, which comprises: acquiring a plurality of corpus data; the plurality of corpus data comprising target media data and target popular text; extracting keywords of each corpus data and analyzing sentiment categories to which each corpus data belongs, respectively; based on the keywords of the respective corpus data and the sentiment categories to which each corpus data belongs, matching each target media data with each target popular text; extracting entity words in each target media data; rewriting the entity words in the extracted target media data according to the preset rules for each target media data, respectively; adding the entity words in the rewritten target media data to the target popular text that matches the target media data, and obtaining the initial parallel utterance of the target media data; inputting the initial parallel utterance of the target media data into the text rewriting model for adjustment, and obtaining the final parallel utterance of the target media data.

(3)	A comment generation method, system, storage medium and electronic device

The technology provides a comment generation method, system, storage medium and electronic device that obtains text data, performs knowledge enhancement processing on a text feature vector of the text data by a predetermined training comment model, and reduces the text feature vector after the knowledge enhancement processing to obtain a comment corresponding to the text data. By the above-described scheme, the predetermined training comment model obtained by pre-training operation of the comment model to be trained ensures the coherence of the sentences generated by the predetermined training comment model, and the knowledge enhancement processing of the text feature vector of the text data is performed by the predetermined training comment model to improve the accuracy of the knowledge of the text feature vector, avoid the situation of generating the comments that are logically confusing before and after the generation of the comments, thus ensure that the coherence of the generated comments, and improve the user reading experience.

(4)	Text generation method and related device

The technology provides a text generation method and a related device, which can perform feature extraction on a news text through a first encoder to obtain a corresponding first feature; perform a cross-attention mechanism calculation on the first feature through a first decoder to obtain a corresponding issue text; fuse the first feature and the issue text to obtain a second feature; perform a cross-attention mechanism calculation on the second feature through a second decoder to obtain two viewpoint texts with opposing viewpoints. The invention can extract rich features based on the first encoder after fully understanding the content of the news text, and then accurately generate the corresponding issue text based on the first decoder, and generate the corresponding viewpoint text based on the second decoder after fully fusing the issue text with the features. Thus, the viewpoint text is obtained after a full understanding of the issue, generating a high degree of accuracy in the issue text and viewpoint text, and the confrontation of the viewpoint text is clear and easy to distinguish.

(5)	Parallel corpus construction method and apparatus, storage medium and electronic device

The technology provides a parallel corpus construction method and apparatus, a storage medium, and an electronic device, which comprises: determining a plurality of raw corpora, which include a plurality of text corpora and a plurality of comment corpora with a particular language style; performing a keyword extraction process on each raw corpus, and obtaining a collection of keywords corresponding to each raw corpus; based on the set of keywords corresponding to each raw corpus, determining the sentiment type corresponding to each raw corpus; based on the sentiment type corresponding to each raw corpus, among the plurality of comment corpus, determining the target comment corpus corresponding to each text corpus; according to a predetermined comment rewriting strategy, rewriting and processing the target comment corpus corresponding to each text corpus, and obtaining the rewritten comment corpus corresponding to each text corpus; and treating each text corpus and its corresponding rewritten comment corpus as a set of parallel corpus. By applying the method of the present invention, the construction efficiency of the parallel corpus can be improved and the quality of the parallel corpus can be improved.

(6)	Text categorization method and apparatus, storage media and electronic device

The technology provides a text classification method and apparatus, a storage medium and an electronic device, which comprises: determining a corresponding title text, a body text and a viewpoint option text when the target text needs to be classified in a content-oriented manner; splicing the title text, the body text and the viewpoint option text in accordance with a predetermined text format to obtain the text to be recognized; inputting the text to be recognized into a preconstructed multi-label classification model, and after processing by the model, obtaining each orientation category output by the model, and taking each orientation category as the classification result of the target text. Said multi-label classification model is a classification model constructed based on a predetermined set of initial samples, a training data optimization strategy, a cue learning method, and a pre-trained language model. By applying the method of the present invention, the training effect of the model can be improved by means of cue learning and optimization of the training data, the classification accuracy of the model can be improved, and the accuracy of the text content-oriented classification can be improved.

1.2.2	Excellent technical workforce

Since its establishment, the company has gathered a number of R&D teams with doctoral and master’s degrees, as well as researchers and senior engineers. At the same time, in order to attract more senior talents and create a better environment for scientific research, the company has invested heavily in the purchase of servers and other hardware equipment, which, together with the group’s mature R&D management system and operation and maintenance guarantee system, ensures the safety and stability of the products and services, and fully reflects the company’s ability of scientific and technological development and transformation in the field of the Internet. The company’s ability of scientific and technological development and transformation in the field of Internet is fully demonstrated, and the company has been authorized as a “National High-tech Enterprise”. On the other hand, to promote scientific research projects as soon as possible and make full use of the advantages of scientific and technological talents of higher education institutions, the company actively carries out industry-academia-research activities with famous universities and research institutes.

The team providing technical services for this project is made up of key members from the technology R&D center of Sohu Group Company. These core members have accumulated profound technical skills in various aspects of information technology research and development, such as network and information management, network and information security, database management, IT project management, chief information officer (CIO), etc., in many years of Internet development as well as in the process of following the development of mainstream technologies. Moreover, the members of the technology R&D center have made remarkable achievements in Internet product planning through a lot of Internet research and self-innovation, and a number of products planned have achieved excellent results.

In addition, the Sohu media platform operation team, which provides technical services for this project, manages the operation of thousands of servers and is responsible for the daily service of the platform products. During the operation process, the team has established a perfect product operation platform, has an operation team with practical experience, and has accumulated a lot of operation experience.

(1)

Strict work standard: The operation work involves online services, and a slight negligence in the operation process can lead to errors in the online services and cause failures. Therefore, the operation needs strict operation standard.

(2)

Efficient workflow: The repetition of operational work is very high, so the efficiency of the operational process is very important, and the establishment of an efficient workflow can save a lot of time and cost.

(3)	Complete contingency plan: Operations often encounter unexpected events and emergencies, and designating a complete contingency plan can avoid mistakes in the midst of busy work.

Chapter 2 Planning of Technical Service Solutions

2.1	Technical service objectives

On the one hand, the online advertising business has many roles and complex links, covering scenarios from ad sales, ad placement to ad display; on the other hand, online advertising is a system that is highly dependent on digitization and data analysis for decision-making.

Therefore, the technical services of this project are oriented to the following five types of technical problems: delivery efficiency, response time, simulation capability, stability and security, so as to provide commercial technical solutions for the whole chain of the Group’s advertising business.

2.2	Commercial technology solutions for the whole chain of advertising business

2.2.1	Advertising system to support the Group’s business operation management and business model innovation

The Group’s advertising business systems include: B2B business system, B2C business system and commercial intelligence business system.

The following advertising sub-systems are included in the design of the technical service solutions for this project:

Business system	Project	Abbreviation	Technical objective
Advertisement sales business	Traffic prophet	Traffic prophet	Simulation capability

Advertisement sales business	Front-end build packaging solutions	Front-end build	Delivery efficiency

Advertisement sales business	ADP Platform circler profiling speeds up	Circler	Improving response time

Advertisement sales business	Efficient video anti-theft linking based on XXTEA algorithm for Ad delivery system	Anti-theft linking	Security

Advertisement sales business	Batch auto-rendering of advertising Ruyi system creative dynamic effects	Batch auto-rendering	Improving delivery efficiency

Advertisement online business	Tracking reconstruction	Tracking reconstruction	Stability

Advertisement online business	Rules engine	Rules engine	Delivery efficiency

Advertisement online business	AdProxy	AdProxy	Improving response time

Advertisement online business	Client landing page acceleration	Client landing page acceleration	Improving response time

Commercial intelligent business	FlinkSQL-based real-time ETL configurable development platform	FlinkSQL	Improving delivery efficiency

2.2.2	Exploring commercial technology solutions for the whole chain of advertising business

2.2.2.1	Training methods, usage and related products for video tagging and labeling models

Labeling videos with labeled features, referred to as video tagging, can describe videos at a finer granularity. In streaming media platforms, videos can be recommended to users more accurately by video tagging. The number of video tags is large, and there is no uniform standard for which words in a video can be used as content tags. Labeling of videos manually consumes a large amount of labor costs. In addition, video titles in streaming media platforms often vary in length and are not standardized, making it difficult for the tagging model to understand semantics, and even more difficult to accurately generate tags.

In existing technology, traditional video tagging methods are mainly for recognizing objects in video frames, or fixing candidate sets to classify key frames. From the perspective of video frames, the overall content of the video cannot be considered, and it is difficult to categorize the video content. At the same time, a huge number of tags means it is difficult to classify them and a huge library of tags. Therefore, the existing methods cannot accurately and quickly label videos.

In view of this, the present technical application is dedicated to providing a training method, a method of using a video tagging and labelling model, and a related product to accurately and quickly label videos.

2.2.2.2	A comment display method, apparatus and device

To enhance user engagement with the client, users can comment on objects (e.g., news, videos) on the client. Currently, comments on the same object are usually sorted and displayed in the comment section of the object according to the time the comment was published, the hotness of the comment, and so on. It can be seen that the current way of displaying the comments, which displays all the comments jumbled together, increases the cost for the user to obtain the desired information by reading the comments, and is not friendly enough for the user.

In view of this, the present technical application endeavors to provide a comment display method, apparatus and device capable of displaying one comment of each type in the comment area of an object, reducing the cost of reading comments by a user, and improving the user’s experience of reading comments.

2.2.2.3	A RAG system that addresses the case of decentralized answers

RAG: Retrieval-Augmented Generation. With the development of large language models, there is an increasing demand for intelligent Q&A. RAG is a system that conducts Q&A based on the provision of additional knowledge to make up for the shortcomings of the lack of knowledge in large language models.

However, there are many problems with the current RAG system. One of the problems is that since the answer is scattered in multiple blocks, because of the limitation of the input length of the large language model, it is not possible to input these text blocks into the large language model at one time, and the answer generated by using only topk text blocks is one-sided and inaccurate. Thus, it cannot be answered accurately. To address this problem, this technical application is dedicated to providing a method that can still provide the answer scattered in multiple blocks, so that the answer of RAG can be more comprehensive.

2.2.2.4	Recall technology for online real-time matching of users and news

Usually, due to the large number of candidate sets in the recall phase of the recommendation process, the model used in the recall phase usually uses a simple model with a small number of parameters, and generally can only use unilateral features on the item side. It first calculates the index or the item feature vector offline, and then realizes real-time interaction between the user and the item only when the number of candidate datasets is narrowed down to a few thousand or a few hundred during the coarse or fine scheduling phase. The cross-features of users and items are more important for improving recommendation accuracy. Therefore, this technical application is committed to realizing real-time interaction between users and items in the recall stage while balancing the system time-consumption and recommendation performance, and deploying an online reasoning recall service.

2.2.2.5	A data processing system, method, apparatus and storage medium

With the rapid development of technology, audio and video playback applications are becoming more and more widespread. For example, video media can be broadcast live or on-demand to meet the client’s playback needs.

However, in practical applications, for audio data, there is no perfect and feasible solution that can realize the live broadcasting needs of audio, resulting in the poor development of live broadcasting applications of audio media such as audio radio and car voice.

In view of this, the present technical application is dedicated to providing a data processing system, method, apparatus, and storage medium to realize the client’s live broadcasting demand for audio data, which contributes to the development of live broadcasting applications of audio media.

2.2.2.6	A message reminder method, device, storage media and server

With the development of Internet technology, each Internet user can publish his or her own or other people’s creative content on the Internet. Accordingly, any user can pay attention to a certain object on the client, and then the server pushes the content shared by the object to the client, thus realizing the message subscription, and making it convenient for the user to be informed of the news of the object of interest in a timely manner.

However, with the existing message subscription method, the user can only log in to the client and access the specified channel to be informed of the news release of the object of interest, and with the increase in the number of objects of interest to the user and the dramatic increase in the amount of news release, the client response time will be extended in order to load the massive amount of messages pushed by the server, which affects the user experience.

In view of this, the present technical application is dedicated to providing a message reminder method, a device, a storage medium, and a server side, with the purpose of realizing a reminder of the number of unread messages on the client side.

2.2.2.7	A MMAP-based generalized data file storage method and system

MMAP: (memory map) is a memory-mapped file method, that is, a file or other objects are mapped to the address space of the process, to realize a one-to-one mapping relationship between a file disk address and a segment of a virtual address in the process virtual address space.

This technical application is dedicated to providing a new type of generalized data storage solution that solves the following technical problems:

(1)	To reduce the pressure of data storage in the database system.

(2)	To break the bottleneck of the database query, reduce network time-consuming, and improve data query efficiency.

(3)	To provide new data storage query solution model outside the existing mainstream.

(4)	To address the storage and query needs of certain customized scenarios.

Chapter 3: Project Implementation Management

In the planning and management of project implementation, the project undertaker is committed to building a systematic and strategic management system. Under the premise of accelerated technological progress in the Internet and improved means of competition, the external environment is becoming increasingly complex with accelerated changing and increasing uncertainty, and fierce competition makes corporate decision-making become more and more complex. At this time, the role of strategic management is very important, and enterprises need to build a systematic and strategic management system. The focus and difficulty of building a strategic management system is to establish an effective internal and external environmental monitoring system, to conduct forward-looking and systematic analysis and planning by a team of professional strategic analysts of the first-hand information obtained from the monitoring of the macro-environment, industry competition, market space, their own resources and business capabilities and other elements, and to develop clear and feasible near-term, medium-term and long-term business goals and business development direction.

3.1	Project management model

The effectiveness of project management is directly related to the success or failure of the whole project. In particular, the implementation R&D of new Internet-related technical application project, both at home and abroad, is difficult and requires successful project management. This project management follows the principles of the World Project Management Institute and is developed in the context of the characteristics of Internet projects regarding IT system development and creative design.

The management model for this project has three main components:

3.1.1	Definition and organization of the project

(1)	Overall project requirements, client background description, and program components;

(2)	Definition of the project’s scope of work;

(3)	The structure, roles and responsibilities of the project team;

(4)	What the project team will achieve in the project, and the work objectives;

(5)	Internal synergy and autonomy of the project team.

3.1.2	Plan of the project

(1)	Breaking down an itemized list of work;

(2)	Developing a preliminary project implementation schedule;

(3)	Trade-offs in terms of project implementation schedule, project scope, and resources;

(4)	Risk management plan anticipation and control measures;

(5)	Cost control.

3.1.3	Project tracking management

(1)	Gathering project status information;

(2)	Analyzing project implementation schedules, project scope, and resource utilization;

(3)	Project progress reports: typically weekly;

(4)	Project documentation: meeting logs, minutes, various memos;

(5)	Project quality and customer satisfaction tracking;

(6)	Project completion summaries.

3.2	Project implementation method

The project implementation method is a prerequisite and key element to ensure the successful completion of a project, which requires the effective collaboration of a variety of professionals to participate in an organized and planned resource management and distribution, and to ensure that the project is completed on time and in accordance with the quality to the greatest extent possible.

The project is a continuous and cross-cutting implementation process of development and service application, and the technical results of one phase are the basis of the technical results of the next phase, which are interconnected and interact with each other, and organically constitute the implementation process of the whole project. Therefore, based on different tasks (Task) in different phases (Phase), this project is implemented by dynamic allocation of resources, and combined with the expertise of professionals, so that the project can be completed in accordance with the corresponding steps (Process). The steps and tasks of each phase of the project implementation are as follows:

(1)	Planning and definition

The purpose of the planning and definition phase is to accurately capture the client’s business objectives and establish the project scope, and holistic and operational implementation. This includes a review of the client’s business strategy; identifying, documenting, and prioritizing a list of requirements, and proposing a draft system architecture; selecting project members, integrating the project team and organizing the project plan according to the characteristics of the project.

(2)	Analysis and design

After obtaining the results of the project objectives, scope and list of high-level requirements, etc., analysis and design are carried out in more detail in terms of functionality, and technical aspects of the system architecture and visual creativity, which will be documented and discussed and improved by both parties. If necessary, a prototype or demo system will be created to test the design concept. Then, based on this design, the functional development, interactive information and interface design will be completed in a targeted manner.

(3)	Coding

Coding of the designed functional results will be developed by technical staff. The technical results will be put into use in phases.

(4)	Testing and acceptance

Testing includes both functional and performance testing. The test results should be recorded in detail, and all the technical and specification knowledge that the client must have and understand should be transferred during the testing process to ensure that the client knows how to operate and maintain the system. At the end of the test, the client will issue a certificate of acceptance.

(5)	Maintenance and management

In addition to the necessary monitoring and maintenance of the system in operation to ensure its proper functioning, the more important tasks in the management and maintenance phase are to test the actual system performance from a system that is in operation; to find out what needs to be improved and upgraded in operation; and to measure and compare the success of the system against the business objectives and needs. All of this information is organized into a plan for future enhancements and upgrades to the system.